Mail Stop 0308
      June 17, 2005

James A. McGrady
Executive Vice President
Retail Ventures, Inc.
3241 Westerville Road
Columbus, OH  43224

      Re:	Retail Ventures, Inc.
		Registration Statement on Form S-3
      Filed May 18, 2005
		File No. 333-125032

Dear Mr. McGrady:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. Please revise your cover page to include only the information required by Item 501 of Regulation S-K or otherwise key to an investment decision. Further, please revise to eliminate all defined terms, here and in the forepart of the prospectus.
2. Please highlight the cross-reference to the risk factor section by prominent type or another manner. See Item 501(b)(5) of Regulation
S-K.

Available Information, page 2
Documents Incorporated By Reference, page 3
3. Please remove these sections from the forepart of the
prospectus.
For example, place this information at the end of the prospectus. Questions and Answers About the Rescission Offer, page 3
4. Please include a brief discussion addressing the impact to security holders who decide to reject the rescission offer.
Please
note that a security holder`s federal right of rescission may survive
the rescission offer and the statute of limitations related to a rescission offer. In this regard, security holders who do not accept the rescission offer may exercise their legal rights under Section
12
of the Securities Act throughout the remaining statutory period, even after the end of the rescission offer. Please provide corresponding disclosure in a risk factor and in The Rescission Offer section. As part of the corresponding disclosures, briefly clarify the nature of
Section 12 rights and the length of the statutory period.
Risk Factors, page 7
5. Please disclose any risks the security holder assumes if the security holder does not accept the rescission offer.
6. Please include a risk factor discussing how a total or partial acceptance will affect your continued business vitality and what impact a partial acceptance could have upon the market value of the remaining securities.
Background and Reason for Rescission Offer, page 13
7. We note your disclosure that although all of the relevant purchases of the common stock at issue were made in the open market, you have determined that some of the common shares purchased "[m]ay not have been properly registered in accordance with the Securities
Act." We also note your disclosure that "[s]ome participants may not have received the required prospectus during the Rescission Period."
Please expand your disclosure to provide further detail. For example, please specify the section(s) of the Securities Act that may have been violated and describe the circumstances under which the possible violations arose. Please also disclose how and when you discovered that you may have issued shares that were not properly registered under the Securities Act.
8. We note your disclosure at the top of page 15 stating your belief that "[n]o violation of state securities laws occurred in connection with such sales." Please revise to fully disclose the extent to which the offeree`s right to sue is affected by the rescission offer under state law, including possible remedies. For example, please discuss whether rejection of the rescission offer would limit any common law or statutory remedies. Please also discuss how a security holder can preserve any statutory remedies, and for how long.
9. Please expand your disclosure to address whether there will be any restrictions on future transferability of common shares that are not tendered in the rescission offer.
Terms of the Rescission Offer, page 15
10. We refer you to the second full paragraph on page 16. Please expand your presentation of market prices to include a greater number of representative dates, including a price more recent than December
22, 2004.  Please also provide the disclosure in tabular form.
11. Please also disclose whether and to what extent you have been in the market for the common shares.
12. According to your disclosure in the notes to the financial statements for the Form 10-K for the Fiscal Year Ended January 29, 2005 you failed to register the common shares transferred to participants in the 401(k) plan from September 2001 until July 13, 2004. Yet, according to the terms of the rescission offer, as disclosed in the Form S-3, you are only making the rescission offer to those participants that purchased your common shares between July
12, 2003 and December 22, 2004. Please tell us why, with a view to disclosure, you are not making the rescission offer to those participants that purchased your common shares from September 2001 through July 11, 2003.
13. We also note your disclosure, "[w]e also discovered that approximately 640,000 of our common shares sold to our employees through our ESPP may not have complied with applicable federal or state law" in the notes to the financial statements for the Form 10-K for the Fiscal Year Ended January 29, 2005. You further indicated that these participants may have a right to rescind their purchases and that you have not yet determined whether or not you will make a rescission offer to participants in the ESPP. Please revise your disclosure in the Form S-3 to discuss possible contingent liabilities arising from the sale of your shares to ESPP participants.


Funding of the Rescission Offer, page 17
14. Please disclose the amount of funds needed to effectuate a total rescission offer.

******

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
David Mittelman, Branch Chief, at (202) 551-3214 or me at (202)
551-
3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Susan E. Brown, Esq.
	Vorys, Sater, Seymour and Pease LLP
      Fax: (614) 719-4642

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James A. McGrady
Retail Ventures, Inc.
June 17, 2005
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